Exhibit 97.1

HF Sinclair Corporation Mandatory Clawback Policy

This Mandatory Clawback Policy (this “Policy”) has been adopted by the Board of Directors (the “Board”) of HF Sinclair Corporation (the “Company”) effective as of December 1, 2023.

Purpose

The purpose of this Policy is to provide the Compensation Committee of the Board (the “Committee”) with the ability to recover Incentive-Based Compensation from Executive Officers upon the occurrence of a Restatement, subject to the terms set forth herein.

Covered Persons

For purposes of this Policy, “Covered Person” means any current or former Executive Officer who receives Recoverable Compensation. “Executive Officers” includes all current or former “officers” of the Company as designated by the Board in accordance with Rule 16a-1(f) under the Securities Exchange Act of 1934 (the “Exchange Act”) and, at a minimum, shall include all executive officers identified pursuant to 17 CFR 229.401(b).

Recoupment

If the Company is required to prepare a Restatement, the Committee shall, unless determined to be Impracticable, take reasonably prompt action to recoup all Recoverable Compensation from any Covered Person. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or off-set against any Covered Person that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Committee may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any recovery of Recoverable Compensation tied to a Restatement and to impose such other discipline as it deems appropriate.

Method of Recoupment

Subject to applicable law, the Committee may seek to recoup Recoverable Compensation by (i) requiring a Covered Person to repay such amount to the Company; (ii) offsetting a Covered Person’s other compensation; or (iii) such other means or combination of means as the Committee, in its sole discretion, determines to be appropriate. To the extent that a Covered Person fails to repay all Recoverable Compensation to the Company as determined pursuant to this Policy, the Company shall take all actions reasonable and appropriate to recover such amount, subject to applicable law. The applicable Covered Person shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such amount.

Administration of Policy

The Committee shall have full authority to administer, amend or terminate this Policy. The Committee shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Committee shall be final, binding and conclusive. The Committee shall consult with the Audit Committee of the Board of Directors (the “Audit Committee”), and any other person or entity the Committee deems necessary, in order to properly administer and interpret any provision of this Policy. Notwithstanding anything in this Section to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, rules of the U.S. Securities and Exchange Commission (the “SEC”) or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed.

Acknowledgement by Executive Officers

The Committee may provide notice to and seek written acknowledgement of this Policy from each Executive Officer; provided that the failure to provide such notice or obtain such acknowledgement shall not affect the applicability or enforceability of this Policy. For purposes of clarity, such notice and acknowledgement may be contained within a separate agreement (such as an employment, severance, retention, bonus, incentive compensation, equity award or similar agreement) that may, in whole or in part, be subject to this Policy.

No Indemnification

Notwithstanding the terms of any of the Company’s organizational documents, any corporate policy or any contract, the Company shall not indemnify any Covered Person against the loss of any Recoverable Compensation nor reimburse or pay premiums for any insurance policy the purpose of which is to indemnify any Covered Person against the loss of any Recoverable Compensation.

Disclosures and Record Keeping

The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the SEC (including, without limitation, Rule 10D-1 under the Exchange Act and any applicable exchange listing standard.

Governing Law

The validity, construction, and effect of this Policy and any determinations relating to this Policy shall be construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles.

Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.
Definitions

In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

“Applicable Period” means the three completed fiscal years preceding the earlier of: (i) the date that the Audit Committee, or the officer or officers of the Company authorized to take such action if Audit Committee action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. The Applicable Period shall also include any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following the three completed fiscal years. For purposes of this Policy, the Committee shall be deemed to have reasonably concluded that a Restatement is required on the date that the Company’s Audit Committee or the officer(s) authorized to take such action, as applicable, informs the Committee in writing that such a Restatement will be required, unless the Audit Committee informs the Committee that an alternative date is more accurate for purposes of determining the Applicable Period.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including “non-GAAP” financial measures, such as those appearing in earnings releases), and any measure that is derived wholly or in part from such measure. Examples of Financial Reporting Measures include but are not limited to, measures based on: revenues, net income, operating income, operating expense, financial ratios, EBITDA, liquidity measures, return measures (such as return on assets or return on capital employed), profitability of one or more segments, and free cash flow. Stock price and total shareholder return (“TSR”) also are Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing made by the Company with the SEC.

“Impracticable” means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required by Exchange Act Rule 10D-1 and any applicable exchange listing standard, the Committee determines that recovery of the Incentive-Based Compensation is impracticable because: (i) it has determined that the direct expense that the Company would pay to a third party to assist in recovering the Incentive-Based Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Incentive-Based Compensation would violate home country law adopted prior to November 28, 2022; or (iii) it has determined that the recovery of Incentive-Based Compensation would cause a tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Incentive-Based Compensation” includes any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however it does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely on the passage of time.

“Received” Incentive-Based Compensation is deemed “Received” in any Company fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received on or after October 2, 2023 by a person: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while the Company had a class of securities listed on a national securities exchange or national securities association; and (iv) during the Applicable Period, that exceeded the amount of

Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measures, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of Recoverable Compensation is not subject to mathematical recalculation directly from the information in the Restatement, the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was Received (in which case, the Company shall maintain documentation of such determination of such reasonable estimate and provide such documentation to the Exchange). In addition, Recoverable Compensation includes proceeds received upon the sale of shares of stock that constitute Incentive-Based Compensation.

“Restatement” means an accounting restatement of any of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). A Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.